ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

VIA EDGAR

December 30, 2009

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Ms. Patricia Williams

Re:          Pax World Funds Series Trust I

Post-Effective Amendment No. 59

File Nos. 002-38679; 811-02064

Dear Ms. Williams:

On behalf of Pax World Funds Series Trust I (the “Registrant”), I am writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in your telephone conversation with Stuart Fross and Ihsan Speede-Franklin of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to Pax World Management Corp., on November 30, 2009 (the “Comments”) relating to post-effective amendment no. 59 to the registration statement on Form N-1A of the Registrant (the “Amendment”), filed with the Commission on October 15, 2009, regarding ESG Managers Aggressive Growth Portfolio, ESG Managers Growth Portfolio, ESG Managers Moderate Portfolio and ESG Managers Conservative Portfolio, each a new series of the Registrant (each a “Fund” and collectively, the “Funds”).

For convenience of reference, I have summarized each of the Comments before the Registrant’s response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in Part A of the Amendment.

Prospectus

1.                                       Comment.                                           In the sections captioned “The ESG Managers Asset Allocation Portfolios—ESG Managers Aggressive Growth Portfolio,” “—ESG Managers Growth Portfolio,” “—ESG Managers Moderate Portfolio” and “—ESG Managers Conservative Portfolio,” please add disclosure to explain the basis for each Fund’s name (i.e., “aggressive growth,” “growth,” “moderate” and “conservative”).

Response.                                        The Funds’ names generally reflect the degree to which the Funds are invested in equity securities relative to fixed income securities, with Aggressive Growth Portfolio being the most equity-focused Fund and Conservative Portfolio being the most fixed income-focused fund.  In response to your comment, the Registrant has made the following clarifications to the referenced disclosure:

The following sentence has been added to the end of the section captioned “The ESG Managers Asset Allocation Portfolios—ESG Managers Aggressive Growth Portfolio—Principal Investment Strategies”:

Over the longer term, relative to the other Portfolios, the Aggressive Growth Portfolio should offer shareholders the potential for a high level of capital growth with relatively little income.

The following sentence has been added to the end of the section captioned “The ESG Managers Asset Allocation Portfolios—ESG Managers Growth Portfolio—Principal Investment Strategies”:

Over the longer term, relative to the other Portfolios, the Growth Portfolio should offer shareholders the potential for a low to medium level of income and a medium to high level of capital growth.

The following sentence has been added to the end of the section captioned “The ESG Managers Asset Allocation Portfolios—ESG Managers Moderate Portfolio—Principal Investment Strategies”:

Over the longer term, relative to the other Portfolios, the Moderate Portfolio should offer shareholders the potential for a medium level of income and a medium level of capital growth.

The following sentence has been added to the end of the section captioned “The ESG Managers Asset Allocation Portfolios—ESG Managers Conservative Portfolio—Principal Investment Strategies”:

Over the longer term, relative to the other Portfolios, the Conservative Portfolio should offer shareholders the potential for a medium to high level of income and a low to medium level of capital growth.

2.                                       Comment.                                           In the sections captioned “The ESG Managers Asset Allocation Portfolios—ESG Managers Aggressive Growth Portfolio—Principal Investment Strategies,” “—ESG Managers Growth Portfolio—Principal Investment Strategies,” “—ESG Managers Moderate Portfolio—Principal Investment Strategies” and “—ESG Managers Conservative Portfolio—Principal Investment Strategies,” please describe any applicable credit quality and/or maturity limitations for fixed income securities in which the Funds invest.  Alternatively, please state supplementally that there are no such limitations.

Response.                                        The requested change has been made.  The second sentence of the first paragraph of the section captioned “The ESG Managers Asset Allocation Portfolios—Principal Investment Strategies and Risks Common to the Funds” has been revised as follows:

Each Fund may purchase fixed income securities of any rating, including junk bonds (e.g., securities rated lower than BBB- by Standard & Poor’s Ratings Group or Baa by Moody’s Investor Service or unrated securities of comparable quality as determined by Pax World Management Corp. (the “Adviser” or “Pax World”) or a subadviser to which the Adviser has delegated responsibility for selecting investments for a portion of the Fund’s portfolio (each such adviser, a “Sleeve Subadviser”)), though it is not currently anticipated that any Fund will invest more than 20% of its assets in junk bonds.

The Registrant also confirms that there are no maturity limitations for fixed income securities in which the Funds invest.

3.                                       Comment.                                           In the sections captioned “The ESG Managers Asset Allocation Portfolios—ESG Managers Aggressive Growth Portfolio—Principal Investment Strategies,” “—ESG Managers Growth Portfolio—Principal Investment Strategies,” “—ESG Managers Moderate Portfolio—Principal Investment Strategies” and “—ESG Managers Conservative Portfolio—Principal Investment Strategies,” please describe any applicable restrictions on investments by the Funds in emerging market securities.  Alternatively, please state supplementally that there are no such restrictions.

Response.                                        The requested change has been made.  The final sentence of the section captioned “The ESG Managers Asset Allocation Portfolios—ESG Managers Moderate Portfolio—Principal Investment Strategies” has been revised as follows:

The Moderate Portfolio may invest up to 50% of its total assets in securities of non-U.S. issuers including investments in emerging markets, though it is not currently anticipated that the Moderate Portfolio would invest more than 10% of its total assets in emerging market securities.

The final sentence of the section captioned “The ESG Managers Asset Allocation Portfolios—ESG Managers Conservative Portfolio—Principal Investment Strategies” has been revised as follows:

The Conservative Portfolio may invest up to 40% of its total assets in securities of non-U.S. issuers including investments in emerging markets, though it is not currently anticipated that the Conservative Portfolio would invest more than 10% of its total assets in emerging market securities.

The Registrant also confirms that there are no specific restrictions on investments by the Aggressive Growth Portfolio or the Growth Portfolio in emerging market securities.

4.                                       Comment.                                           Please explain supplementally the commonality of the Funds’ principal investment strategies and principal risks.

Response.                                        Pursuant to the Funds’ multi-manager approach, each Fund is divided into “sleeves” managed by particular subadvisers and reflecting a particular investment style.  Each sleeve of the same style and subadviser is managed similarly regardless of the Fund in which it is employed; the difference among the Funds relates to the varying allocations of the Funds’ assets among these sleeves.  Accordingly, the Registrant believes that common disclosure of principal investment strategies and principal risks is appropriate.

5.                                       Comment.                                           Please explain supplementally why Morningstar Associates is not treated as an investment adviser in the Funds’ prospectus.

Response.                                        Although the Registrant does not anticipate that Morningstar Associates will select particular investments for any Fund or sleeve directly, Morningstar Associates will be responsible for determining the Funds’ general asset allocation methodologies and for allocating the Funds’ assets among the various sleeves.  The Registrant believes that these activities constitute the provision of investment advice to the Funds, and the Registrant believes that the role of Morningstar Associates is appropriately described in the prospectus.

6.                                       Comment.                                           In order to reflect contractual expense reimbursement arrangements in the Funds’ Annual Fund Operating Expenses table, the contractual reimbursement obligation must extend for at least one year.  Accordingly, in the section captioned “The ESG Managers Asset Allocation Portfolios—Fees & Expenses,” please either revise the table to indicate that the contractual reimbursement obligation extends to at least December 31, 2010, if accurate, or remove the rows of the table reflecting the contractual reimbursement obligation and the Funds’ annual operating expenses net of such reimbursements.

Response.                                        The requested change has been made.  The Registrant confirms that the Adviser’s contractual reimbursement obligation extends to at least December 31, 2010, and the Funds’ Annual Fund Operating Expenses table has been revised accordingly.

7.                                       Comment.                                           In the section captioned “The ESG Managers Asset Allocation Portfolios—Fees & Expenses,” please either revise the table to indicate that the Adviser may recoup amounts absorbed pursuant to its contractual expense reimbursement arrangements for a period of only three years or explain supplementally how a five-year recoupment period is consistent with accounting guidance on the duration of recoupment periods under expense limitation arrangements.

Response.                                        The requested change has been made.  The recoupment period has been changed from five years to three years.

8.                                       Comment.                                           In the section captioned “About the Funds—Multi-Manager Approach,” please disclose that, pending the issuance of a “manager of managers” exemptive order in favor of the Trust and the Adviser, the addition of a new Sleeve Subadviser for any Fund will require the approval of shareholders of that Fund.

Response.                                        The requested change has been made.  The following sentence has been added to the end of the fifth paragraph of the referenced section:

Unless and until the SEC issues the exemptive order described above, the appointment of Sleeve Subadvisers and the entry into Subadvisory Contracts with respect to the Funds will require the approval of shareholders of the affected Funds.

9.                                       Comment.                                           Please confirm supplementally that none of the Funds or the Registrant is party to any Subadvisory Contract.

Response.                                        The Registrant confirms that none of the Funds or the Registrant is party to any Subadvisory Contract.

10.                                 Comment.                                           Please provide the information regarding each Sleeve Subadviser required by Item 5(a)(1)(i) of Form N-1A.

Response.                                        The requested change has been made.  The referenced information has been added to the section captioned “About the Funds—Multi-Manager Approach.”

11.                                 Comment.                                           In the section captioned “Management, Organization and Capital Structure—Portfolio Managers,” please add disclosure describing the length of service of each portfolio manager.

Response.                                        The requested change has been made.  A sentence has been added to the description of each portfolio manager indicating that he or she has served as a portfolio manager of the applicable investment sleeve since the Funds’ inception.

Statement of Additional Information

12.                                 Comment.                                           In footnote 1 to the table in the section captioned “Officers/Trustees—Compensation of Trustees,” please disclose the number of registered investment companies in the Pax World Fund Family.

Response.                                        The requested change has been made.  Footnote 1 to the referenced table has been revised as follows:

The total compensation paid to such persons by the 7 funds in the Pax World Fund Family for the fiscal year ended ~~[~~December 31, 200~~9~~8.~~]~~

13.                                 Comment.                                           In the section captioned “Portfolio Managers—Compensation,” and to the extent not already disclosed, please disclose (i) whether portfolio manager performance is measured pre-tax or post-tax, (ii) any peer groups or benchmarks relevant to performance assessment and (iii) the time period over which portfolio manager performance is assessed for purposes of compensation determinations.

Response.                                        The requested changes have been made, to the extent information is available and to the extent applicable to the various portfolio managers.  The Registrant notes that disclosure regarding compensation of portfolio managers is required by Form N-1A only with respect to those portfolio managers required to be named in the prospectus.  For purposes of the Amendment, the only disclosure required by Form N-1A relates to the Adviser and to Morningstar Associates.

* * * * *

I hope that the foregoing responses adequately address the Comments.  Please feel free to call me at (617) 951-7913 with any questions.

Very truly yours,

Jacob E. Comer

cc:                                 Joseph F. Keefe

Brian D. McCabe

Stuart Fross